Exhibit 4.5

DESCRIPTION OF UNITY’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2022, Unity Biotechnology, Inc. had common stock, $0.0001 par value per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and listed on The Nasdaq Global Select Market under the trading symbol “UBX.” References to “UBX,” the “Company,” “we,” “us” or “our” refer to Unity Biotechnology, Inc.

The following description of our securities is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of our amended and restated certificate of incorporation (the “certificate of incorporation”), certificate of amendment to our amended and restated certificate of incorporation (the “certificate of amendment”) and amended and restated bylaws (the “bylaws”) and is qualified in its entirety by reference to the full text of our certificate of incorporation, certificate of amendment and bylaws, filed as Exhibits 3.1, 3.2 and 3.3, respectively, to our Annual Report on Form 10-K. We encourage you to read that law and those documents carefully.

On October 19, 2022, we filed the certificate of amendment to effect a 1-for-10 reverse stock split of our common stock (the “Reverse Stock Split”). The Reverse Stock Split became effective at 5:00 p.m., Eastern time, on October 19, 2022. As a result of the Reverse Stock Split, every 10 shares of our issued and outstanding common stock were automatically reclassified into one new share of common stock. The Reverse Stock Split did not modify any rights or preferences of the shares of our common stock. No fractional shares were issued as a result of the Reverse Stock Split. Stockholders who otherwise would have been entitled to receive fractional shares of common stock were entitled to receive cash for such fractional share based upon the closing sales price of the common stock as reported on The Nasdaq Global Select Market as of October 19, 2022. Proportionate adjustments were made to the exercise prices and the number of shares underlying our outstanding equity awards, as applicable, and warrants exercisable for shares of common stock, as well as to the number of shares issuable under our equity incentive plans and certain existing agreements. The following description of the terms of our capital stock gives effect to the Reverse Stock Split, except as otherwise indicated.

DESCRIPTION OF COMMON STOCK

Common Stock

General

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.0001 par value per share.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then outstanding voting stock is required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Anti-Takeover Effects of Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

Under our certificate of incorporation, our board of directors has the authority, without further action by our stockholders, to designate and issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our bylaws provide that a special meeting of stockholders may be called at any time by our board of directors, or our President or Chief Executive Officer or President (in the absence of a Chief Executive Officer), but such special meetings may not be called by the stockholders or any other person or persons.

Classified Board; Election and Removal of Directors; Filling Vacancies

Our board of directors is divided into three classes. The directors in each class serve for a three-year term, with one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Furthermore, the size of the board of directors shall be determined from time to time exclusively by the board of directors pursuant to a resolution adopted by the board of directors, provided the board of directors may not consist of fewer than one member. Our certificate of incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding shares of voting stock. Furthermore, any vacancy on our board of directors, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the board of directors then in office, although less than a quorum, or by a sole remaining director. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of the Certificate of Incorporation and Bylaws

The amendment of any of the above provisions in our certificate of incorporation, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding voting stock, voting together as a single class. Subject to limitations set forth in the bylaws or the certificate of incorporation, the board is expressly empowered to adopt, amend or repeal the bylaws. Stockholders shall have the power to amend the bylaws provided that any such amendment would require approval by holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding voting stock, voting together as a single class.

The provisions of the DGCL, our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

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any breach of the director’s duty of loyalty to us or our stockholders;
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any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
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unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
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any transaction from which the director derived an improper personal benefit.

Each of our certificate of incorporation and bylaws provides that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damages.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.